UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-10768

Mediware Information Systems, Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

11711 West 79th Street, Lenexa, KS 66214 (913) 307-1000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.10 par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐           17CFR240.12d2-2(a)(1)

☐           17CFR240.12d2-2(a)(2)

☐           17CFR240.12d2-2(a)(3)

☐           17CFR240.12d2-2(a)(4)

☐           Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒           Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 40. 12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Mediware Information Systems, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 2, 2007	By:	/s/ James Burgess	President and Chief Executive Officer
Date		Name	Title

Note: The Issuer’s Common Stock, $0.10 par value (the “Common Stock”), has been removed from listing on NYSE Arca, Inc.  The Common Stock remains listed on the Nasdaq Capital Market pursuant to the Order of the Securities and Exchange Commission effective July 31, 2006 (Securities and Exchange Commission Release No. 34-54240) and remains registered under Section 12(b) of the Securities Exchange Act of 1934.

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.